

August 13, 2024

Raul Parra
Chief Financial Officer and Treasurer
MERIT MEDICAL SYSTEMS INC
1600 West Merit Parkway
South Jordan , Utah 84095

> **Re: MERIT MEDICAL SYSTEMS INC**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **Filed February 28, 2024**
> **File No. 000-18592**

Dear Raul Parra:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services